FOR IMMEDIATE RELEASE                           MEDIA CONTACT: MARY C. AUVIN, 3M
                                                                  (651) 736-2597


3M COMPLETES MICROTOUCH SYSTEMS TENDER OFFER

     SAINT PAUL, Minnesota - January 11, 2001 - Minnesota Mining and Manufacturing Company (NYSE: MMM) today announced that its wholly owned subsidiary, Equinox Acquisition, Inc., accepted for payment the 1,133,023 shares of common stock of MicroTouch Systems, Inc. (NASDAQ: MTSI) that had been tendered (including 200,426 shares tendered pursuant to guaranteed delivery procedures) during the subsequent offering period which expired at 12:00 midnight, New York City time, on Wednesday, January 10, 2001.

     After giving effect to the additional shares tendered during the subsequent offering period, a total of 7,490,730 shares of MicroTouch Systems stock (approximately 97.5% of the outstanding shares) were validly tendered pursuant to the offer.

     As previously announced, MicroTouch Systems will be merged with Equinox Acquisition, Inc. As a result of the merger, MicroTouch Systems will become a wholly owned subsidiary of 3M. In the merger, shareholders will receive the same consideration of $21.00 per share as was received by shareholders who tendered in the offer. 3M expects the merger transaction will be completed in February.

     The statements contained in this press release that are not purely historical are forward-looking statements including statements regarding the Company's expectations, beliefs, hopes, intentions or strategies regarding the future. All forward-looking statements included in this press release are based upon information available to the Company as of the date hereof, and the Company assumes no obligation to update any such forward-looking statement.

FROM:
3M Media Relations
3M Center, Building 225-1S-15
St. Paul, MN 55144-1000
(651) 733-8805